SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa Reports on Equity International Sale of Shares

FOR IMMEDIATE RELEASE - São Paulo, October 1, 2010 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced that Equity International (EI) has sold 13.2 million common shares of Gafisa S.A. This transaction, involved an approximate 3.06% stake. Now EI retains approximately 2.65% of the Company.

EI made its original investment in Gafisa in 2005 and a follow-on investment two years ago. During this time, EI has helped extend Gafisa’s leadership position, transforming the Company into the first national homebuilder in Brazil. Gafisa has led the consolidation of the homebuilding sector, highlighted by the acquisitions of the pre-eminent community developer Alphaville and the publicly listed affordable housing builder Tenda. Today, Gafisa’s equity market capitalization is over US$3.3 billion, with a daily turnover of over $60 million.

Gary Garrabrant, EI’s CEO, observed that, “Gafisa marks EI’s first investment in Brazil and we are extremely pleased with the success of our investment and our partnership. These transaction today simply reflect the ongoing execution of EI’s disciplined and proven monetization philosophy.” He added that, “Together with Gafisa’s outstanding management team, we have built a world-class company recognized for its leadership, innovation and professionalism. Wilson Amaral, Gafisa’s CEO, is a highly respected leader and the foremost spokesman for the Brazilian homebuilding sector.”

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 55 years ago, it has completed and sold more than 1,000 developments and built more than 12 million square meters of housing; more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the best-known and most respected brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors and investors for its quality, consistency and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the BM&FBOVESPA New Market (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Luiz Mauricio Garcia

Investor Relations

Phone: (+55 11) 3025-9297/9242/9305

Fax:(+55 11) 3025-9348

ir@gafisa.com.br

Media Relations (Brazil)

Patricia Queiroz

Maquina da Notícia Comunicação Integrada

Phone: (+55 11) 3147-7409

Fax: (+55 11) 3147-7900

Email: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer